UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16)*


                                  CPAC, Inc.
----------------------------------------------------------------------------
                               (Name of Issuer)

                         $.01 Par Value Common Stock
----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  126145101
                           ------------------------
                                (CUSIP Number)

                              December 31, 1998
----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [     ] Rule 13-d-1(b)
     [     ] Rule 13-d-1(c)
     [  X  ] Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126145101                                         SCHEDULE 13G/A


1. Name of Reporting Person
   I.R.S. Identification Nos. of above persons (entities only).
   THOMAS N. HENDRICKSON
   ---------------------------------------------------------------


2. Check the Appropriate Box if a Member of a Group (See Instructions)

      N/A
      ---

     (a)  [   ]
     (b)  [   ]


3. SEC use only __________________________________________________


4. Citizenship or Place of Organization      UNITED STATES
                                        ---------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:


5. Sole Voting Power                         466,038*
                            --------------------------------------

6. Shared Voting Power                       28,264
                            --------------------------------------

7. Sole Dispositive Power                    466,038*
                            --------------------------------------

8. Shared Dispositive Power                  28,264
                            --------------------------------------

9. Aggregate Amount Beneficially owned by Each Reporting Person   494,302*
                                                                ----------

10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
   Instructions)

     NONE

11.Percent of Class Represented by Amount in Row (11)  7.2%
                                                     -----------------
12.Type of Reporting Person (See Instructions)         INDIVIDUAL
                                              ------------------------

*Includes 23,437 shares which may be purchased through exercise of an option granted on December 8, 1993 and 46,875 shares which may be purchased through exercise of an option granted on February 9, 1994 pursuant to the Company's 1991 Employees' Incentive Stock Option Plan. Includes 110,000 shares of the Company's common stock which may be purchased through exercise of an option granted on February 8, 1996 and 8,625 shares which may be purchased through exercise of an option granted on August 6, 1997 pursuant to the Company's Executive Long Term Stock Investment Plan.

ITEM 1.
     (a)  Name of Issuer                                  CPAC, Inc.
                                                          ---------------------


     (b)  Address of Issuer's Principal Executive Offices 2364 Leicester Road
                                                          ---------------------

                                                          Leicester, NY 14481
                                                          ---------------------
ITEM 2.
     (a)  Name of Person Filing                           Thomas N. Hendrickson
                                                          ---------------------


     (b)  Address of Principal Business Office or,
          if none, Residence                              2364 Leicester Road
                                                          ---------------------

                                                          Leicester, NY 14481
                                                          ---------------------


     (c)  Citizenship                                     United States
                                                          ---------------------


     (d)  Title of Class of Securities                    Common, voting stock
                                                          ---------------------

                                                          ($.01 par value)
                                                          ---------------------

     (e)  CUSIP Number                                    126145101
                                                          ---------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        N/A
        ---

     (a)  [  ]  Broker or Dealer registered under Section 15 of the Act (15
                U.S.C. 78o).

     (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act (15
                U.S.C. 78c).

     (d)  [  ]  Investment Company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [  ]  An investment adviser registered under
                Section 240.13d-1(b)(1)(ii)(E);

     (f)  [  ]  An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

     (g)  [  ]  A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

     (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned               494,302 Shares*
                                             ---------------

(b)  Percent of class                        7.2%
                                             ----

(c) Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote                466,038
                                                                  --------------
    (ii)  Shared power to vote or to direct the vote              28,264
                                                                  --------------
    (iii) Sole power to dispose or to direct the disposition of   466,038
                                                                  --------------
    (iv)  Shared power to dispose or to direct the disposition of 28,264
                                                                  --------------

*Includes 28,264 shares owned by Mr. Hendrickson's spouse. Includes 23,437 shares which may be purchased through exercise of an option granted on December 8, 1993 and 46,875 shares which may be purchased through exercise of an option granted on February 9, 1994 pursuant to the Company's 1991 Employees' Incentive Stock Option Plan. Includes 110,000 shares of the Company's common stock which may be purchased through exercise of an option granted on February 8, 1996 and 8,625 shares which may be purchased through exercise of an option granted on August 6, 1997 pursuant to the Company's Executive Long Term Stock Investment Plan.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     N/A
     ---

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following     [     ]


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A
     ---

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        N/A
        ---
     If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A
     ---

     If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     N/A
     ---

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

     (a)  N/A

     (b)  N/A

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 12, 1999
                              -------------------------------------------
                                                  Date

                                       /s/ Thomas N. Hendrickson
                              -------------------------------------------
                                         THOMAS N. HENDRICKSON
                                 President and Chief Executive Officer



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